Exhibit 99.3

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

October 29, 2022

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Ltd. (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Form 6-K for the quarter ended September 30, 2022, filed with United States Securities and Exchange Commission.

This is to inform you that the Company has filed its unaudited condensed consolidated interim financial statements prepared under IFRS in Form 6-K for the quarter ended September 30, 2022, with the United States Securities and Exchange Commission on October 28, 2022. A copy of the Form 6- K is attached. The Form 6-K is also available on the Company's website, www.drreddys.com.

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary & Compliance Officer

Encl: as above

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2022

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Yes ☐                        No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                       No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY REPORT

Quarter Ended September 30, 2022

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of the United Kingdom, references to “RUB” or “rouble” or “ruble” are to the legal currency of the Russian Federation and references to “EUR” or “euros” are to the legal currency of the European Union. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to "IFRIC" are to the International Financial Reporting Interpretations Committee. References to “FVTOCI” are to fair value through other comprehensive income and to “FVTPL” are to fair value through profit and loss.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holdings Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.81.37, as published by Federal Reserve Board of Governors on September 30, 2022. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking Statements and Risk Factor Summary

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks relating to:

•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security or other cyber-attacks; the failure to recruit or retain key personnel; significant sales to a limited number of customers in our U.S. market; our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

2

•	in our generics medicines business: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; returns, allowances and chargebacks; and investigations of the calculation of wholesale prices;

•	current challenges associated with conducting business globally, including uncertainty regarding the duration of military conflict between Russia and Ukraine, its magnitude and its adverse effects or economic instability, major hostilities or terrorism;

•	compliance, regulatory and litigation matters, including: uncertainties regarding actual or potential legal proceedings; costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; governmental investigations into selling and marketing practices; potential liability for patent infringement; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risk;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

•	the impacts of the COVID-19 pandemic on our business and operations, including uncertainty regarding the magnitude, duration, and geographic reach of the COVID-19 pandemic and its impact on our business, financial condition, operations, cash flows, and liquidity and on the economy in general; challenges associated with the adverse effects of the COVID-19 pandemic on the global supply chain; additional regulatory costs or delays in governmental processing time due to modified government operations resulting from the COVID-19 pandemic, including effects on product and patent approvals due to the COVID-19 pandemic;

•	compliance matters including U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which impose restrictions and may carry substantial penalties, which risks include without limitation the following: We work with third-party distributors and other agents for the marketing and distribution of our products and, although our policies prohibit these third parties from making improper payments or otherwise violating these anti-bribery laws, any lapses in complying with such anti-bribery laws by these third parties may adversely impact us. We may be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us, or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities. Actions by our employees, or third-party intermediaries acting on our behalf, in violation of such laws, whether carried out in the United States or elsewhere, may expose us to liability for violations of such anti-bribery laws and accordingly may have a material adverse effect on our reputation and our business, financial positions, results of operations, and/or cash flows;

•	risks of reputational damage and other adverse effects in the event of inadequate performance and management of environmental, social and governance (“ESG”) topics; and

•	those discussed in the sections titled “risk factors” and “operating and financial review and prospects” in our most recent Annual Report on Form 20-F for the fiscal year ended March 31, 2022 and in the section titled “operating and financial review, trend information” in this quarterly report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report, in our most recent Annual Report on Form 20-F for the year ended March 31, 2022 and in our periodic reports and other documents filed with and/or furnished to the SEC from time to time.

3

4

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	September 30, 2022		September 30, 2022		March 31, 2022
		Convenience translation (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	112	Rs.	9,096	Rs.	14,852
Other investments	5		227		18,479		29,513
Trade and other receivables	6		946		76,987		66,764
Inventories	7		603		49,042		50,884
Derivative financial instruments			7		608		1,906
Tax assets			38		3,065		4,035
Other current assets			225		18,329		13,902
Total current assets		U.S.$	2,158	Rs.	175,606	Rs.	181,856
Non-current assets
Property, plant and equipment	8	U.S.$	784	Rs.	63,817	Rs.	62,169
Goodwill	9		53		4,328		4,418
Other intangible assets	10		390		31,756		27,246
Trade and other receivables	6		-		-		54
Investment in equity accounted investees			54		4,376		4,318
Other investments	5		21		1,731		3,668
Deferred tax assets			93		7,559		8,204
Other non-current assets			22		1,801		894
Total non-current assets		U.S.$	1,418	Rs.	115,368	Rs.	110,971
Total assets		U.S.$	3,576	Rs.	290,974	Rs.	292,827
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	280	Rs.	22,778	Rs.	25,572
Short-term borrowings	11		132		10,770		27,082
Long-term borrowings, current portion	11		58		4,721		1,017
Provisions			58		4,690		4,258
Tax liabilities			15		1,257		1,615
Derivative financial instruments			31		2,500		479
Bank overdraft			-		3		-
Other current liabilities			409		33,312		33,992
Total current liabilities		U.S.$	984	Rs.	80,031	Rs.	94,015
Non-current liabilities
Long-term borrowings	11	U.S.$	22	Rs.	1,795	Rs.	5,746
Deferred tax liabilities			1		46		60
Provisions			1		52		57
Other non-current liabilities			35		2,825		2,422
Total non-current liabilities		U.S.$	58	Rs.	4,718	Rs.	8,285
Total liabilities		U.S.$	1,042	Rs.	84,749	Rs.	102,300
Equity
Share capital	12	U.S.$	10	Rs.	832	Rs.	832
Treasury shares	12		(19)		(1,533)		(1,601)
Share premium			116		9,436		9,280
Share-based payment reserve			21		1,733		1,628
Capital redemption reserve			2		173		173
Debenture redemption reserve			4		304		304
Special economic zone re-investment reserve			4		327		755
Retained earnings			2,386		194,165		175,712
Other components of equity			10		788		3,444
Total equity		U.S.$	2,534	Rs.	206,225	Rs.	190,527
Total liabilities and equity		U.S.$	3,576	Rs.	290,974	Rs.	292,827

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the six months ended September 30,						For the three months ended September 30,
Particulars	Note	2022		2022		2021		2022		2021
		Convenience translation (See Note 2(d))
Revenues	13	U.S.$	1,416	Rs.	115,211	Rs.	106,826	Rs.	63,057	Rs.	57,632
Cost of revenues			639		51,958		50,341		25,810		26,846
Gross profit			777		63,253		56,485		37,247		30,786
Selling, general and administrative expenses			394		32,053		30,996		16,560		15,951
Research and development expenses			113		9,194		8,997		4,869		4,463
Impairment of non-current assets			-		25		-		25		-
Other income, net	14		(78)		(6,358)		(2,230)		(334)		(1,743)
Total operating expenses			429		34,914		37,763		21,120		18,671
Results from operating activities (A)			348		28,339		18,722		16,127		12,115
Finance income	15		35		2,849		1,398		153		553
Finance expense	15		(8)		(656)		(427)		(309)		(234)
Finance income, net (B)			27		2,193		971		(156)		319
Share of profit of equity accounted investees, net of tax (C)			3		234		413		140		247
Profit before tax [(A)+(B)+(C)]			378		30,766		20,106		16,111		12,681
Tax expense	16		95		7,762		4,478		4,983		2,761
Profit for the period		U.S.$	283	Rs.	23,004	Rs.	15,628	Rs.	11,128	Rs.	9,920
Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$	1.70	Rs.	138.59	Rs.	94.24	Rs.	67.40	Rs.	59.80
Diluted earnings per share of Rs.5/- each		U.S.$	1.70	Rs.	138.30	Rs.	94.00	Rs.	66.89	Rs.	59.65

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

6

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

.	For the six months ended September 30,						For the three months ended September 30,
Particulars	2022		2022		2021		2022		2021
	Convenience translation (See Note 2(d))
Profit for the period	U.S.$	283	Rs.	23,004	Rs.	15,628	Rs.	11,128	Rs.	9,920
Other comprehensive (loss)/income
Items that will not be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	(8)	Rs.	(674)	Rs.	(1,344)	Rs.	(112)	Rs.	(101)
Tax impact on above items		-		-		293		-		-
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$	(8)	Rs.	(674)	Rs.	(1,051)	Rs.	(112)	Rs.	(101)
Items that will be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	-	Rs.	(2)	Rs.	-	Rs.	(2)	Rs.	-
Foreign currency translation adjustments		4		343		54		(946)		(307)
Effective portion of changes in fair value of cash flow hedges, net		(44)		(3,571)		(286)		915		248
Tax impact on above items		15		1,248		96		(320)		(77)
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	(24)	Rs.	(1,982)	Rs.	(136)	Rs.	(353)	Rs.	(136)
Other comprehensive loss for the period, net of tax	U.S.$	(33)	Rs.	(2,656)	Rs.	(1,187)	Rs.	(465)	Rs.	(237)
Total comprehensive income for the period	U.S.$	250	Rs.	20,348	Rs.	14,441	Rs.	10,663	Rs.	9,683

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

7

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Share capital(4)			Share premium(4)		Treasury shares(4)		Share-based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re-investment reserve(2)		Debenture redemption reserve (3)		Actuarial gains /(losses)		Retained earnings		Total
Balance as of April 1, 2022 (A)	Rs.	832		Rs.	9,280	Rs.	(1,601)	Rs.	1,628	Rs.	(1,701)	Rs.	4,835	Rs.	835	Rs.	173	Rs.	755	Rs.	304	Rs.	(525)	Rs.	175,712	Rs.	190,527
Profit for the period		-			-		-		-		-		-		-		-		-		-		-		23,004		23,004
Net change in fair value of equity instruments		-			-		-		-		(676)		-		-		-		-		-		-		-		(676)
Foreign currency translation adjustments		-			-		-		-		-		343		-		-		-		-		-		-		343
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.1,248		-			-		-		-		-		-		(2,323)		-		-		-		-		-		(2,323)
Total comprehensive income (B)	Rs.			Rs.	-	Rs.	-	Rs.	-	Rs.	(676)	Rs.	343	Rs.	(2,323)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	23,004	Rs.	20,348
Issue of equity shares on exercise of options		-	*		156		68		(158)		-		-		-		-		-		-		-		-		66
Share-based payment expense		-			-		-		263		-		-		-		-		-		-		-		-		263
Dividend paid																									(4,979)		(4,979)
Total transactions (C)	Rs.	-		Rs.	156	Rs.	68	Rs.	105	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,979)	Rs.	(4,650)
Transfer from special economic zone re-investment reserve on utilization	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(428)	Rs.	-	Rs.	-	Rs.	428	Rs.	-
Total transfers (D)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(428)	Rs.	-	Rs.	-	Rs.	428	Rs.	-
Balance as of September 30, 2022 [(A)+(B)+(C)+(D)]	Rs.	832		Rs.	9,436	Rs.	(1,533)	Rs.	1,733	Rs.	(2,377)	Rs.	5,178	Rs.	(1,488)	Rs.	173	Rs.	327	Rs.	304	Rs.	(525)	Rs.	194,165	Rs.	206,225
Convenience translation (See note 2(d))	U.S.$	10		U.S.$	116	U.S.$	(19)	U.S.$	21	U.S.$	(29)	U.S.$	64	U.S.$	(18)	U.S.$	2	U.S.$	4	U.S.$	4	U.S.$	(6)	U.S.$	2,386	U.S.$	2,534

Balance as of April 1, 2021 (A)	Rs.	832		Rs.	8,887	Rs.	(1,967)	Rs.	1,461	Rs.	1,540	Rs.	5,049	Rs.	241	Rs.	173	Rs.	1,326	Rs.	-	Rs.	(503)	Rs.	156,023	Rs.	173,062
Profit for the period		-			-		-		-		-		-		-		-		-		-		-		15,628		15,628
Net change in fair value of equity instruments, net of tax benefit of Rs.293		-			-		-		-		(1,051)		-		-		-		-		-		-		-		(1,051)
Foreign currency translation adjustments		-			-		-		-		-		54		-		-		-		-		-		-		54
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.96		-			-		-		-		-		-		(190)		-		-		-		-		-		(190)
Total comprehensive income (B)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	(1,051)	Rs.	54	Rs.	(190)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	15,628	Rs.	14,441
Issue of equity shares on exercise of options		-	*		318		307		(344)		-		-		-		-		-		-		-		-		281
Share-based payment expense		-			-		-		290		-		-		-		-		-		-		-		-		290
Dividend paid		-			-		-		-		-		-		-		-		-				-		(4,146)		(4,146)
Total transactions (C)	Rs.	-		Rs.	318	Rs.	307	Rs.	(54)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,146)	Rs.	(3,575)
Transfer from special economic zone re-investment reserve on utilization		-			-		-		-		-		-		-		-		(314)	Rs.	-		-		314		-
Total transfers (D)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(314)	Rs.	-	Rs.	-	Rs.	314	Rs.	-
Balance as of September 30, 2021 [(A)+(B)+(C)+(D)]	Rs.	832		Rs.	9,205	Rs.	(1,660)	Rs.	1,407	Rs.	489	Rs.	5,103	Rs.	51	Rs.	173	Rs.	1,012	Rs.	-	Rs.	(503)	Rs.	167,819	Rs.	183,928

* Rounded to the nearest million.

(1)	Represents mark to market gain or loss on financial assets classified as fair value through other comprehensive income (“FVTOCI”). Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to the income statement or to retained earnings upon disposal of the investment.

(2)	The Company has created a Special Economic Zone (“SEZ”) Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve is to be utilized by the Company for acquiring Plant and Machinery in accordance with Section 10AA(2) of such Act.

(3)	The Company has created a Debenture Redemption Reserve out of profits of its subsidiary Aurigene Pharmaceutical Services Limited that issued debentures in accordance with the terms of Section 18(7)(iv) and 18(7)(v) AA(1) of the Companies (Share Capital and Debentures) Rules, 2014. This reserve is to be utilized by the Company for payment of dividend and redemption of debentures.

(4)	Refer to Note 23 of these unaudited condensed consolidated interim financial statements “Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited”.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

8

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the six months ended September 30,
Particulars	2022		2022		2021
	Convenience translation (See Note 2(d))
Cash flows from operating activities:
Profit for the period	U.S.$	283	Rs.	23,004	Rs.	15,628
Adjustments for:
Tax expense		95		7,762		4,478
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		(1)		(78)		(217)
Depreciation and amortization		76		6,176		5,890
Impairment of non-current assets		-		25		-
Allowance for credit losses (on trade receivables and other advances)		1		69		138
Loss/(Gain) on sale or de-recognition of non-current assets, net		1		68		(1,161)
Share of profit of equity accounted investees		(3)		(234)		(413)
Foreign exchange gain, net		(4)		(345)		(398)
Interest expense/(income), net		3		223		(19)
Dividend income		-		- *		-
Equity settled share-based payment expense		3		263		290
Changes in operating assets and liabilities:
Trade and other receivables		(125)		(10,150)		(19,031)
Inventories (Refer to Note 7 for inventory write downs)		23		1,842		(4,288)
Trade and other payables		(29)		(2,356)		4,934
Other assets and other liabilities, net		(70)		(5,693)		(634)
Cash generated from operations		253		20,576		5,197
Income tax paid, net		(57)		(4,640)		(3,539)
Net cash from operating activities	U.S.$	196	Rs.	15,936	Rs.	1,658
Cash flows from / (used in) investing activities:
Expenditures on property, plant and equipment		(71)		(5,816)		(6,781)
Proceeds from sale of property, plant and equipment		1		48		154
Expenditures on other intangible assets		(76)		(6,203)		(3,767)
Proceeds from sale of other intangible assets		-		-		2,946
Purchase of other investments		(578)		(47,008)		(30,095)
Proceeds from sale of other investments		730		59,395		35,494
Interest and dividend received		5		394		411
Net cash from / (used in) investing activities	U.S.$	10	Rs.	810	Rs.	(1,638)
Cash flows used in financing activities:
Proceeds from issuance of equity shares (including treasury shares)		1		66		281
Repayment of short-term borrowings		(207)		(16,862)		(62)
Payment of principal portion of lease liabilities		(6)		(499)		(408)
Dividend paid		(61)		(4,979)		(4,146)
Interest paid		(11)		(872)		(616)
Net cash used in financing activities	U.S.$	(284)	Rs.	(23,146)	Rs.	(4,951)
Net decrease in cash and cash equivalents		(79)		(6,400)		(4,931)
Effect of exchange rate changes on cash and cash equivalents		8		641		91
Cash and cash equivalents at the beginning of the period		183		14,852		14,820
Cash and cash equivalents at the end of the period (Refer to Note 4 for details)	U.S.$	112	Rs.	9,093	Rs.	9,980

* Rounded to the nearest million.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

9

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1. Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries and joint ventures (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Others – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars and differentiated formulations.

The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom and Leiden in the Netherlands; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, Mirfield in the United Kingdom, and Louisiana in the United States; and its principal markets are in India, Russia, the United States, the United Kingdom, and Germany. The Company’s shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

2. Basis of preparation of financial statements

a) Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as the “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These interim financial statements were authorized for issuance by the Company’s Board of Directors on October 28, 2022.

b)  Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended March 31, 2022 contained in the Company’s Annual Report on Form 20-F.

Recent accounting pronouncements

Amendments to IFRS 16 “Leases”

In September 2022, the IASB issued Amendments to IFRS 16, “Leases”, adding requirements on explaining the subsequent measurement of sale and leaseback transaction. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction.

These amendments are effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted. The aforesaid amendments are not expected to have a material impact on these interim financial statements.

Several other amendments and interpretations apply for the first time in the fiscal year ending March 31, 2023, but do not have an impact on these interim financial statements.

10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.  Basis of preparation of financial statements (continued)

c) Basis of measurement

These interim financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the statements of financial position:

•	derivative financial instruments are measured at fair value;
•	financial assets are measured either at fair value or at amortized cost, depending on the classification;
•	employee defined benefit assets/(liabilities) are recognized as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;
•	long-term borrowings are measured at amortized cost using the effective interest rate method;
•	share-based payments are measured at fair value;
•	investments in joint ventures are accounted for using the equity method;
•	assets held for sale are measured at fair value;
•	assets acquired and liabilities assumed as part of business combinations are measured at fair value;
•	contingent considerations arising out of business combination are measured at fair value; and
•	right-of-use the assets are recognized at the present value of lease payments that are not paid at that date. This amount is adjusted for any lease payments made at or before the commencement date, lease incentives received and initial direct costs, incurred, if any.

d) Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the six months ended September 30, 2022 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.81.37, as published by the Federal Reserve Board of Governors on September 30, 2022. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent registered public accounting firm.

e) Functional and presentation currency

These interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

f)  Use of estimates and judgments

The preparation of interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as of and for the year ended March 31, 2022.

11

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Co-Chairman and Managing Director was previously the CODM of the Company. Pursuant to certain organizational changes, effective December 1, 2020, the office of Chief Executive Officer (“CEO”) assumed the authority and responsibility for making decisions about resources to be allocated to various segments and assessing their performance. Consequently, the CEO is currently the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”); and
•	Others*.

As discussed below, Proprietary Products ceased to be deemed a reportable operating segment effective April 1, 2022.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company’s contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Others. This segment consists of the Company’s other business operations which includes its wholly-owned subsidiaries, Aurigene Discovery Technologies Limited (“ADTL”), SVAAS Wellness Limited (“SVAAS”) and the Company’s proprietary products business. ADTL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. ADTL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. SVAAS is in the business of providing digital healthcare and information technology enabled business support services. Proprietary products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

*As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IFRS 8, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective April 1, 2022, the Company included the financial information relating to its Proprietary Products segment in “Others”. The corresponding information relating to the Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

12

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting (continued)

Information about segments:	For the six months ended September 30, 2022								For the six months ended September 30, 2021
Segments	Global Generics		PSAI		Others(2)		Total		Global Generics		PSAI		Others(2)		Total
Revenues(1)	Rs.	100,270	Rs.	13,524	Rs.	1,417	Rs.	115,211	Rs.	88,544	Rs.	15,912	Rs.	2,370	Rs.	106,826
Gross profit	Rs.	60,966	Rs.	1,343	Rs.	944	Rs.	63,253	Rs.	50,709	Rs.	3,796	Rs.	1,980	Rs.	56,485
Selling, general and administrative expenses								32,053								30,996
Research and development expenses								9,194								8,997
Impairment of non-current assets								25								-
Other income, net								(6,358)								(2,230)
Results from operating activities							Rs.	28,339							Rs.	18,722
Finance income, net								2,193								971
Share of profit of equity accounted investees, net of tax								234								413
Profit before tax							Rs.	30,766							Rs.	20,106
Tax expense								7,762								4,478
Profit for the period							Rs.	23,004							Rs.	15,628

Information about segments:	For the three months ended September 30, 2022								For the three months ended September 30, 2021
Segments	Global Generics		PSAI		Others(2)		Total		Global Generics		PSAI		Others(2)		Total
Revenues(1)	Rs.	55,946	Rs.	6,434	Rs.	677	Rs.	63,057	Rs.	47,431	Rs.	8,372	Rs.	1,829	Rs.	57,632
Gross profit	Rs.	36,567	Rs.	233	Rs.	447	Rs.	37,247	Rs.	26,990	Rs.	2,166	Rs.	1,630	Rs.	30,786
Selling, general and administrative expenses								16,560								15,951
Research and development expenses								4,869								4,463
Impairment of non-current assets								25								-
Other income, net								(334)								(1,743)
Results from operating activities							Rs.	16,127							Rs.	12,115
Finance income, net								(156)								319
Share of profit of equity accounted investees, net of tax								140								247
Profit before tax							Rs.	16,111							Rs.	12,681
Tax expense								4,983								2,761
Profit for the period							Rs.	11,128							Rs.	9,920

(1)	Revenues for the six months ended September 30, 2022 and 2021 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.2,627 and Rs.2,940, PSAI segment to the Others segment, which amount to Rs.92 and Rs.Nil respectively. Revenues for the three months ended September 30, 2022 and 2021 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.1,584 and Rs. 1,618, PSAI segment to the Others segment, which amount to Rs.92 and Rs.Nil, respectively.

(2)	As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IFRS 8, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective April 1, 2022, the Company included the financial information relating to the Proprietary Products segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

13

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting (continued)

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the six months ended September 30,				For the three months ended September 30,
Country	2022		2021		2022		2021
India	Rs.	25,469	Rs.	22,984	Rs.	11,819	Rs.	11,846
United States		48,010		39,557		29,021		20,918
Russia		9,162		9,269		5,949		5,742
Others(1)		32,570		35,016		16,268		19,126
	Rs.	115,211	Rs.	106,826	Rs.	63,057	Rs.	57,632

(1)	Others include Germany, the United Kingdom, Ukraine, China, Canada and other countries across the world.

14

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

4. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	September 30, 2022		March 31, 2022
Cash on hand	Rs.	1	Rs.	1
Balances with banks		8,492		14,494
Term deposits with banks (original maturities less than 3 months)		603		357
Cash and cash equivalents in the statements of financial position	Rs.	9,096	Rs.	14,852
Bank overdrafts used for cash management purposes		(3)		-
Cash and cash equivalents in the statement of cash flow	Rs.	9,093	Rs.	14,852
Restricted cash balances included above
Balance in unclaimed dividends and debenture interest account	Rs.	73	Rs.	86
Balances in Escrow account pursuant to the Business Transfer Agreement with Wockhardt Limited		40		40
Balances in Escrow account pursuant to the Business Transfer Agreement with Nimbus Health GmbH (Refer to Note 24 for details)		80		84
Other restricted cash balances		72		72
Total restricted cash balances	Rs.	265	Rs.	282

5. Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds and debentures, commercial paper, limited liability partnership firm interests and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months). The details of such investments as of September 30, 2022 and March 31, 2022 are as follows:

	As of September 30, 2022						As of March 31, 2022
	Cost		Unrealized gain/(loss)		Fair value/ amortized cost(1)		Cost		Unrealized gain/(loss)		Fair value/ amortized cost(1)
Current portion
In units of mutual funds	Rs.	8,197		$47		$8,244		$16,714	Rs.	37	Rs.	16,751
In term deposits with banks(1)		4,686		-		4,686		9,340		-		9,340
In bonds(1)		4,506		-		4,506		2,249		-		2,249
In commercial paper		934		-		934		973		-		973
In equity securities		214		(105)		109		214		(14)		200
	Rs.	18,537	Rs.	(58)	Rs.	18,479	Rs.	29,490	Rs.	23	Rs.	29,513
Non-current portion
In equity securities	Rs.	2,701	Rs.	(2,375)	Rs.	326	Rs.	2,701	Rs.	(1,701)	Rs.	1,000
In term deposits with banks(1)		1		-		1		2,000		-		2,000
In limited liability partnership firm		400		(22)		378		400		(14)		386
In bonds(1)		-		-		-		256		-		256
In market linked debentures		1,000		(2)		998		-		-		-
Others		28		-		28		26		-		26
	Rs.	4,130	Rs.	(2,399)	Rs.	1,731	Rs.	5,383	Rs.	(1,715)	Rs.	3,668

(1)	Interest accrued but not due on bonds, debentures and term deposits with banks is included in other current assets.

15

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5.	Other investments (continued)

For the purpose of measurement, the aforesaid investments are classified as follows:

Investments in units of mutual funds	Fair value through profit and loss
Investments in bonds, debentures, commercial paper, term deposits with banks and others	Amortized cost
Investments in equity securities	Fair value through other comprehensive income (on account of irrevocable option elected at time of transition) and fair value through profit and loss
Investment in limited liability partnership firm	Fair value through profit and loss

6.	Trade and other receivables

	As of
	September 30, 2022		March 31, 2022
Current
Trade and other receivables, gross	Rs.	78,212	Rs.	67,958
Less: Allowance for credit losses		(1,225)		(1,194)
Trade and other receivables, net	Rs.	76,987	Rs.	66,764
Non-current
Trade and other receivables, gross(1)	Rs.	.-	Rs.	54
Less: Allowance for credit losses		-		-
Trade and other receivables, net	Rs.	-	Rs.	54

(1)	As of March 31, 2022, represents amounts receivable pursuant to an out-licensing arrangement with a customer. As these amounts are not expected to be realized within twelve months from the end of the reporting date, they are disclosed as non-current.

During the six months ended September 30, 2022, pursuant to an arrangement with a bank, the Company sold to the bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the bank after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the bank, and accordingly, the same were derecognized in the statements of financial position. As on September 30, 2022, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.6,542.

7.	Inventories

Inventories consist of the following:

	As of
	September 30, 2022		March 31, 2022
Raw materials	Rs.	12,644	Rs.	13,707
Work-in-progress		11,860		12,886
Finished goods (includes stock-in-trade)		20,890		20,491
Packing materials, stores and spares		3,648		3,800
	Rs.	49,042	Rs.	50,884

Details of inventories recognized in the interim income statement are as follows:

	For the six months ended September 30,				For the three months ended September 30,
	2022		2021		2022		2021
Raw materials, consumables and changes in finished goods and work in progress	Rs.	34,851	Rs.	35,266	Rs.	16,967	Rs.	19,272
Inventory write-downs		2,732		2,031		1,504		1,004

During the three months ended September 30, 2022, an amount of Rs. 1,933 representing government grants has been accounted for as a reduction from cost of revenues.

16

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8.	Property, plant and equipment

	For the six months ended September 30,				For the year ended March 31,
	2022		2021		2022
Opening balance	Rs.	62,169	Rs.	57,111	Rs.	57,111
Cost of assets acquired during the period		5,878		7,179		15,930
Assets acquired through business combinations		-		-		2
Net book value of assets disposed of during the period		(321)		(113)		(283)
Depreciation expense		(4,157)		(4,048)		(8,152)
Impairment loss(1)		(22)		-		(2,659)
Effect of changes in foreign exchange rates		270		100		220
Closing balance	Rs.	63,817	Rs.	60,229	Rs.	62,169

(1)	During the year ended March 31, 2022, there was a significant decline in the expected cash flows of the Company’s subsidiary, Dr. Reddy’s Laboratories Louisiana, LLC (Shreveport Cash Generating Unit (“CGU”)). Consequently, the Company tested the carrying amount of the CGU, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets. This resulted in the recoverable amount of the CGU being lower than its carrying amount. Accordingly, the Company recognized an impairment loss of the entire carrying value of Rs.2,570 for property, plant and equipment, Rs.89 for capital-work-in-progress and Rs.392 for goodwill.

In addition, a further impairment loss of Rs.22 representing the additions made to property, plant and equipment during the six months ended September 30, 2022 has been recognized as the recoverable amount continues to be lower than the carrying value.

This impairment loss pertains to the Company’s Global Generics segment.

Capital commitments

As of September 30, 2022 and March 31, 2022, the Company was committed to spend Rs.7,102 and Rs 7,991, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

9.	Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as of September 30, 2022 and March 31, 2022:

	As of
	September 30, 2022		March 31, 2022
Opening balance, gross	Rs.	21,093	Rs.	20,852
Goodwill arising on business combinations(1)		-		260
Effect of changes in foreign exchange rates		(89)		(18)
Impairment loss(2)		(16,676)		(16,676)
Closing balance	Rs.	4,328	Rs.	4,418

(1)	Refer to Note 24 of these interim financial statements for further details.

(2)	The impairment loss of Rs.16,676 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

17

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10.	Other intangible assets

	For the six months ended September 30,				For the year ended March 31,
	2022		2021		2022
Opening balance	Rs.	27,246	Rs.	35,648	Rs.	35,648
Cost of assets acquired during the period(1)		6,223		542		1,195
Assets acquired through business combinations(2)		-		-		106
Net book value of assets disposed of during the period(3)		-		(1,882)		(1,882)
Amortization expense		(2,019)		(1,842)		(3,672)
Impairment loss(4)		(3)		-		(4,511)
Effect of changes in foreign exchange rates		309		164		362
Closing balance	Rs.	31,756	Rs.	32,630	Rs.	27,246

(1)	During the six months ended September 30, 2022, the Company entered into the following transactions:

•	Agreement to acquire the cardiovascular brand and trademark Cidmus® in India from Novartis AG for total consideration of Rs. 4,633 (U.S.$61).

•	Acquired portfolio of branded and generic injectable products from Eton Pharmaceuticals, Inc for an upfront payment of Rs. 395 (U.S.$5) and certain other milestone payments to the extent of U.S.$30 payable upon completion of the respective milestones.

•	Licensing agreement with Slayback Pharma LLC to acquire rights in brimonidine tartrate ophthalmic solution 0.025%, the private label equivalent of Lumify® in U.S.A for an upfront payment of Rs. 475 (U.S.$6) and certain other milestone payments to the extent of U.S.$ 6 payable upon completion of the respective milestones.

(2)	Refer to Note 24 of these interim financial statements for further details.

(3)	During the three and six months ended September 30, 2021, the Company entered into a definitive agreement with Citius Pharmaceuticals, Inc. (“Citius”) pursuant to which it sold all of its rights relating to its anti-cancer agent E7777 (denileukin diftitox) to Citius. Under the terms of agreement, the Company will receive U.S.$40 upfront upon the closing of the transaction, followed by a milestone payment of up to U.S.$40 related to the CTCL (cutaneous Tcell lymphoma) indication regulatory approval and up to U.S.$70 in milestone payments upon additional indication regulatory approvals. Further, the Company will receive certain sales-based milestones and tiered earn-out payments. Consequently, an amount of Rs.1,064, representing the excess of sale consideration over the carrying cost, has been recognized as gain on sale of intangible assets and was included under “Other income, net”. The transaction pertains to the Company’s Proprietary Products segment.

(4)	Total impairment loss for the year ended March 31, 2022 was Rs.4,511 of which (a) Rs.4,337 relate to PPC-06 (Tepilamide Fumarate Extended Release Tablets), an in process research and development (“IPR&D”) asset forming part of the Company’s Proprietary Products business (reflected in the Others segment); and (b) Rs.174 pertain to other IPR&D and other intangible assets forming part of the Company’s Global Generics segment.

Details of significant separately acquired intangible assets as of September 30, 2022 are as follows:

Particulars of the asset	Acquired from	Carrying cost
Select portfolio of branded generics business	Wockhardt Limited	Rs.	13,038
Cardiovascular brand Cidmus® in India	Novartis AG		4,676
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates		3,811
Various ANDAs	Teva and an affiliate of Allergan		3,130
Select Anti-Allergy brands	Glenmark Pharmaceuticals Limited		1,336
Habitrol® brand	Novartis Consumer Health Inc.		1,038

18

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.	Loans and borrowings

Short-term borrowings

Short-term borrowings consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by the parent company and certain of its subsidiaries in Russia, Brazil, Mexico, Ukraine and Switzerland which are repayable within 12 months from the date of drawdown.

Short-term borrowings consist of the following:

	As of
	September 30, 2022		March 31, 2022
Pre-shipment credit	Rs.	3,000	Rs.	18,211
Other working capital borrowings		7,770		8,871
	Rs.	10,770	Rs.	27,082

The interest rate profile of short-term borrowings from banks is given below:

As of
	September 30, 2022		March 31, 2022
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Pre-shipment credit	INR	3 Months T-bill + 20 bps	INR	3 Months T-bill minus 5 bps
			INR	3 Months T-bill
			INR	3 Months T-bill + 25 bps
Other working capital borrowings	RUB	Key rate+230 bps to 485 bps	RUB	8.88%
	MXN	TIIE + 1.15%	MXN	TIIE + 1.15%
	BRL	CDI + 1.79%	BRL	CDI + 1.79%
			U.S.$	1 Months LIBOR+ 80 bps
			INR	4.00%
			UAH	13.00%

(1)	“INR” means Indian rupees, “U.S.$” means United States Dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “BRL” means Brazilian reals and “UAH” means Ukrainian hryvnia.

(2)	“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “T-bill” means the India Treasury bill interest rate, “CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário) and “Key rate” means the key interest rate published by the Central Bank of Russia.

Long-term borrowings

Long-term borrowings consist of the following:

	As of
	September 30, 2022				March 31, 2022
	Non – current		Current		Non – current		Current
Non-convertible debentures issued by APSL subsidiary(1)	Rs.	-	Rs.	3,800	Rs.	3,800	Rs.	-
Obligations under leases		1,795		921		1,946		1,017
	Rs.	1,795	Rs.	4,721	Rs.	5,746	Rs.	1,017

(1)	“APSL subsidiary” refers to Aurigene Pharmaceutical Services Limited.

During the year ended March 31, 2021, the APSL subsidiary issued non-convertible debentures for Rs.3,800. The aforesaid non-convertible debentures are repayable at par after 3 years following the date of issue i.e., by June 2023

19

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.	Loans and borrowings (continued)

The interest rate profiles of long-term borrowings (other than obligations under leases) as of September 30, 2022 and March 31, 2022 were as follows:

	As of
	September 30, 2022		March 31, 2022
	Currency(1)	Interest Rate	Currency(1)	Interest Rate
Non-convertible debentures	INR	6.77%	INR	6.77%

(1)	“INR” means Indian rupees.

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs. 62,820 and Rs.39,989 as of September 30, 2022 and March 31, 2022, respectively, from its banks for working capital requirements. The Company can draw upon these lines of credit based on its working capital requirements.

12.	Share capital

The following table presents the changes in number of equity shares and amount of equity share capital for the six months ended September 30, 2022 and September 30, 2021:

	As of
	September 30, 2022				September 30, 2021
	Number	Amount			Number	Amount
Opening number of equity shares/share capital	166,425,849	Rs.	832		166,301,231	Rs.	832
Add: Equity shares issued pursuant to employee stock option plans(1)	40,764		-	*	97,580		-	*
Closing number of equity shares/share capital	166,466,613	Rs.	832		166,398,811	Rs.	832
Treasury shares(2)	448,561	Rs.	1,533		485,771	Rs.	1,660

*     Rounded to the nearest million.

(1)	During the six months ended September 30, 2022 and 2021, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees Stock Option Scheme, 2007. The options exercised had an exercise price of Rs.5, Rs.2,607, Rs.2,814 or Rs.3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity.

(2)	Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the six months ended September 30, 2022 and 2021, an aggregate of 19,910 and 89,430 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2018. The options exercised had an exercise price of Rs.2,607, Rs.2,814 or Rs.3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “share premium”. As of September 30, 2022 and September 30, 2021, the ESOS Trust had outstanding 448,561 and 485,771 shares, respectively, which it purchased from the secondary market for an aggregate consideration of Rs.1,533 and Rs.1,660, respectively.

20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.	Revenue from contracts with customers

	For the six months ended September 30,				For the three months ended September 30,
	2022		2021		2022		2021
Sales	Rs.	109,812	Rs.	103,429	Rs.	61,632	Rs.	55,167
Service income		2,072		1,657		1,083		953
License fees (1)		3,327		1,740		342		1,512
	Rs.	115,211	Rs.	106,826	Rs.	63,057	Rs.	57,632

(1)	During the six months ended September 30, 2022 includes the following amounts:
•	Rs. 902 from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited; and
•	Rs. 1,399 from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited.

The amounts recognized above are adjusted for expected sales returns. These transactions pertain to the Company’s Global Generics segment.

During the three and six months ended September 30, 2021, the Company entered into a definitive agreement with BioDelivery Sciences International, Inc. (“BDSI”), pursuant to which the Company sold its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BDSI. Under the terms of agreement, the Company will receive U.S.$6 up front upon closing followed by U.S.$9 one year from closing. Further, the Company is entitled to event based milestone payments upon achievement of certain regulatory approvals; sales-based milestone payments upon achievement of certain net sales thresholds in a calendar year; and quarterly earn-out payments based on a percentage (which varies based on sales volumes) of net sales of the product in the territory. The closing of the transaction was subject to satisfactory completion of customary closing conditions including the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act), as amended. Upon successful completion of the closing conditions, in September 2021, the Company recognized an amount of Rs.1,084 as licensee fee from this transaction.

Refund liabilities on account of sales returns amounting to Rs.3,983 and Rs.3,583 as of September 30, 2022 and March 31, 2022, respectively, have been included in provisions forming part of current liabilities.

21

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

14.	Other income, net

Other income, net consists of the following:

	For the six months ended September 30,				For the three months ended September 30,
	2022		2021		2022		2021
Loss/(Gain) on sale/disposal of non-current assets, net(1)	Rs.	68	Rs.	(1,161)	Rs.	89	Rs.	(1,131)
Sale of spent chemicals		(181)		(151)		(86)		(75)
Scrap sales		(139)		(106)		(65)		(58)
Miscellaneous income, net(2)		(6,106)		(812)		(272)		(479)
	Rs.	(6,358)	Rs.	(2,230)	Rs.	(334)	Rs.	(1,743)

(1)	Refer to Note 10 of these interim financial statements for further details.

(2)	Miscellaneous income for the six months ended September 30, 2022 includes an amount of Rs. 5,638 (U.S.$71.39 discounted to present value) towards the settlement of an ongoing patent litigation relating to the launch of a product with Indivior Inc., Indivior UK Limited, and Aquestive Therapeutics, Inc. Refer to Note 22 (“Contingencies – Product and patent related matters – Launch of Product”) in these interim financial statements for further details.

15.	Finance income, net

Finance income, net consists of the following:

	For the six months ended September 30,				For the three months ended September 30,
	2022		2021		2022		2021
Interest income	Rs.	433	Rs.	446	Rs.	216	Rs.	237
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		78		217		32		91
Foreign exchange gain, net		2,338		735		(95)		225
Finance income (A)	Rs.	2,849	Rs.	1,398	Rs.	153	Rs.	553
Interest expense		(656)		(427)		(309)		(234)
Finance expense (B)	Rs.	(656)	Rs.	(427)	Rs.	(309)	Rs.	(234)
Finance income, net [(A)+(B)]	Rs.	2,193	Rs.	971	Rs.	(156)	Rs.	319

16.	Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted due to a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

	For the six months ended September 30,				For the three months ended September 30,
	2022		2021		2022		2021
Weighted average tax rate		25.2%		22.3%		30.9%		21.8%
Tax expense	Rs.	7,762	Rs.	4,478	Rs.	4,983	Rs.	2,761
Tax (benefit)/expense recognized directly in the equity	Rs.	(1,248)	Rs.	(389)	Rs.	320	Rs.	77

The effective rate of tax for the three and six months ended September 30, 2022 was higher primarily on account of changes in our jurisdictional mix of earnings.

The effective rate of tax for the three months ended September 30, 2021 was lower primarily on account of recognition of previously unrecognized deferred tax asset on operating tax losses.

Tax (benefits)/expenses recognized directly in the equity primarily relates to tax effects on the changes in fair value of financial instruments and the changes in fair value of cash flow hedges.

22

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

17.	Nature of expense

The following table shows supplemental information related to certain “nature of expense” items for the three and six months ended September 30, 2022 and 2021:

	For the six months ended September 30,				For the three months ended September 30,
Depreciation	2022		2021		2022		2021
Cost of revenues	Rs.	2,933	Rs.	2,782	Rs.	1,500	Rs.	1,431
Selling, general and administrative expenses		747		753		376		384
Research and development expenses		477		513		231		260
	Rs.	4,157	Rs.	4,048	Rs.	2,107	Rs.	2,075

	For the six months ended September 30,				For the three months ended September 30,
Amortization	2022		2021		2022		2021
Cost of revenues	Rs.	-	Rs.	-	Rs.	-	Rs.	-
Selling, general and administrative expenses		2,007		1,831		1,014		906
Research and development expenses		12		11		5		4
	Rs.	2,019	Rs.	1,842	Rs.	1,019	Rs.	910

	For the six months ended September 30,				For the three months ended September 30,
Employee benefits	2022		2021		2022		2021
Cost of revenues	Rs.	6,448	Rs.	5,888	Rs.	3,405	Rs.	2,986
Selling, general and administrative expenses		12,941		11,248		6,731		5,815
Research and development expenses		2,584		2,433		1,380		1,304
	Rs.	21,973	Rs.	19,569	Rs.	11,516	Rs.	10,105

18.	Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India and in debt securities and equity securities of Indian companies. The liability recorded by the parent company towards this obligation was Rs.571 and Rs.544 as of September 30, 2022 and March 31, 2022, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,013 and Rs.1,061 as of September 30, 2022 and March 31, 2022, respectively.

23

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19.	Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001, on July 27, 2005, and on July 27, 2018 respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”), and Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”), respectively, each of which allows for grants of stock options to eligible employees.

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the six months ended September 30, 2022 under the above plans were as follows:

Particulars	Grant Date	Number of instruments		Exercise price		Vesting period	Contractual life
DRL 2007 Plan	May 19, 2022	94,302		Rs.	3,906.00	3 years	5 years
DRL 2018 Plan	May 19, 2022	177,363		Rs.	3,906.00	1 to 4 years	5 years
DRL 2007 Plan	July 27, 2022	37,268	*	Rs.	5.00	2 to 4 years	5 years
DRL 2018 Plan	July 27, 2022	4,872		Rs.	4,212.00	1 to 4 years	5 years

*Pursuant to approval by the Nomination, Governance and Compensation Committee, these granted options have been cancelled on October 27, 2022.

The terms and conditions of the grants made during the six months ended September 30, 2021 under the above plans were as follows:

Particulars	Grant Date	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	May 13, 2021	68,808	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	May 13, 2021	55,884	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	May 13, 2021	5,144	Rs.	5,301.00	1 to 4 years	5 years
DRL 2018 Plan	May 13, 2021	8,700	Rs.	5,301.00	1 to 4 years	5 years

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant. The expected term of an option (its “option life”) is estimated based on the vesting term and contractual term.

The weighted average inputs used in computing the fair value of such grants were as follows:

	July 27, 2022		July 27, 2022		May 19, 2022
Expected volatility		28.41%		27.65%		28.27%
Exercise price	Rs.	4,212.00	Rs.	5.00	Rs.	3,906.00
Option life		5.0 Years		6.0 Years		5.5 Years
Risk-free interest rate		7.13%		6.81%		7.24%
Expected dividends		0.70%		0.70%		0.76%
Grant date share price	Rs.	4,260.00	Rs.	4,260.00	Rs.	3,929.00

	May 19, 2022		May 19, 2022		May 13, 2021		May 13, 2021
Expected volatility		28.28%		28.32%		29.38%		30.02%
Exercise price	Rs.	3,906.00	Rs.	3,906.00	Rs.	5,301.00	Rs.	5.00
Option life		4.5 Years		5.0 Years		5.0 Years		2.5 Years
Risk-free interest rate		7.13%		7.17%		5.70%		4.64%
Expected dividends		0.76%		0.76%		0.47%		0.47%
Grant date share price	Rs.	3,929.00	Rs.	3,929.00	Rs.	5,301.00	Rs.	5,301.00

24

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19.	Employee stock incentive plans (continued)

Share-based payment expense

	For the six months ended September 30,				For the three months ended September 30,
	2022		2021		2022		2021
Equity settled share-based payment expense(1)	Rs.	263	Rs.	290	Rs.	117	Rs.	143
Cash settled share-based payment expense(2)		115		102		70		25
	Rs.	378	Rs.	392	Rs.	187	Rs.	168

(1)	As of September 30, 2022 and 2021, there was Rs.803 and Rs.883, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.09 years and 2.01 years, respectively.

(2)	Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of September 30, 2022 and 2021, there was Rs.426 and Rs.179, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 2.35 years and 2.03 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

20.	Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering and other services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods and for research and development services;
•	Pudami Educational Society towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	CERG Advisory Private Limited for professional consulting services;
•	Dr. Reddy’s Institute of Life Sciences for research and development services;
•	AverQ Inc. for professional consulting services;
•	Shravya Publications Private Limited for professional consulting services;
•	Samarjita Management Consultancy Private Limited for professional consulting services;
•	Cancelled Plans LLP for the sale of scrap materials;
•	Araku Originals Private Limited for the purchase of coffee powder;
•	DRES Energy Private Limited for the purchase of solar power; and
•	Stamlo Industries Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council. The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 18 of these interim financial statements for information on transactions between the Company and the Gratuity Fund.

25

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20.	Related parties (continued)

The following is a summary of significant related party transactions:

	For the six months ended September 30,				For the three months ended September 30,
	2022		2021		2022			2021
Research and development services received	Rs.	56	Rs.	51	Rs.	31		Rs.	25
Sale of goods		-		13		-			5
Lease rentals received		1		1		-	*		1
Lease rentals paid		19		18		10			8
Catering expenses paid		155		160		83			93
Hotel expenses paid		15		7		4			3
Facility management services paid		19		18		10			9
Purchase of Solar power		53		61		20			27
Civil works		27		45		4			28
Professional consultancy services paid		-		43		-			21
Contributions towards social development		224		194		154			66
Salaries to relatives of key management personnel		9		7		3			3

* Rounded to the nearest million.

The Company had the following amounts due from related parties as of the following dates:

	As of
	September 30, 2022			March 31, 2022
Key management personnel and close members of their families	Rs.	8		Rs.	8
Other related parties		–	*		1

* Rounded to the nearest million.

The Company had the following amounts due to related parties as of the following dates:

	As of
	September 30, 2022		March 31, 2022
Due to related parties	Rs.	11	Rs.	10

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the six months ended September 30,				For the three months ended September 30,
	2022		2021		2022		2021
Salaries and other benefits	Rs.	487	Rs.	321	Rs.	239	Rs.	156
Contributions to defined contribution plans		15		16		8		8
Commission to directors		206		188		103		94
Share-based payments expense		108		107		53		54
	Rs.	816	Rs.	632	Rs.	403	Rs.	312

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of September 30, 2022 and March 31, 2022 were as follows:

	As of September 30, 2022				As of March 31, 2022
	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Rs.	9,096	Rs.	9,096	Rs.	14,852	Rs.	14,852
Other investments(1)		20,210		20,210		33,181		33,181
Trade and other receivables		76,987		76,987		66,818		66,818
Derivative financial assets		608		608		1,906		1,906
Other assets(2)		4,408		4,408		2,347		2,347
Total	Rs.	111,309	Rs.	111,309	Rs.	119,104	Rs.	119,104
Liabilities:
Trade and other payables	Rs.	22,778	Rs.	22,778	Rs.	25,572	Rs.	25,572
Derivative financial liabilities		2,500		2,500		479		479
Long-term borrowings		6,516		6,516		6,763		6,763
Short-term borrowings		10,770		10,770		27,082		27,082
Bank overdraft		3		3		-		-
Other liabilities and provisions(3)		30,318		30,318		26,238		26,238
Total	Rs.	72,885	Rs.	72,885	Rs.	86,134	Rs.	86,134

(1)	Interest accrued but not due on investments is included in other assets.

(2)	Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.15,722 and Rs.12,449 as of September 30, 2022 and March 31, 2022, respectively, are not included.

(3)	Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.10,561 and Rs.14,491 as of September 30, 2022 and March 31, 2022, respectively, are not included.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of September 30, 2022:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	8,244	Rs.	-	Rs.	-	Rs.	8,244
FVTPL - Financial asset - Investment in limited liability partnership firm		-		-		378		378
FVTPL - Financial asset - Investments in equity securities		-		-		109		109
FVTOCI - Financial asset - Investments in equity securities		325		-		-		325
FVTOCI - Financial asset - Investments in market linked debentures		998						998
Derivative financial instruments – net (loss)/gain on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		(1,892)		-		(1,892)

27

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2022:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	16,751	Rs.	-	Rs.	-	Rs.	16,751
FVTPL - Financial asset - Investment in limited liability partnership firm		-		-		386		386
FVTPL - Financial asset - Investments in equity securities		200		-		1		201
FVTOCI - Financial asset - Investments in equity securities		999		-		-		999
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		1,427		-		1,427

(1)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

As of September 30, 2022 and March 31, 2022, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses (primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars, Euros, Thai bahts, Chilean pesos, Colombian pesos and Brazilian reals) and its foreign currency debt (in U.S. dollars, Russian roubles, Mexican pesos, and Brazilian reals).

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Non-derivative financial instruments consist of investments in mutual funds, bonds, commercial papers, equity and debt securities, trade receivables, cash and cash equivalents, loans and borrowings, and trade payables.

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts during the applicable period ended:

	For the six months ended September 30,				For the three months ended September 30,
	2022		2021		2022		2021
Net gain recognized in finance costs in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	Rs.	(5,209)	Rs.	12	Rs.	(1,435)	Rs.	551
Net gain/(loss) recognized in equity in respect of hedges of highly probable forecast transactions, net of amounts reclassified from equity and recognized as component of revenue		(3,571)		(286)		915		248
Net gain/(loss) reclassified from equity and recognized as component of revenue occurrence of forecasted transaction		(2,282)		86		(1,644)		16

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.2,287 as of September 30, 2022, as compared to a gain of Rs.115 as of September 30, 2021 and Rs. 1,284 as of March 31, 2022.

28

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, results of operations and cash flows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations and cash flows in a given period.

Note 32 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2022 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of this quarterly report, of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

Product and patent related matters

Launch of product

With regard to the patent litigation as disclosed in Note 32 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2022, the Company was previously a party to patent litigation with Indivior Inc. and Indivior UK Limited (collectively, “Indivior”) and Aquestive Therapeutics, Inc. (“Aquestive”) relating to the Company’s generic buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, a therapeutic equivalent generic version of Suboxone® sublingual film in United States.

On June 23, 2022, the Company entered into a settlement agreement with Indivior and Aquestive. Under this settlement, the Company will receive payments totaling U.S.$72 by March 31, 2024. The agreement resolves all claims between the parties relating to the Company’s generic buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, including Indivior’s and Aquestive’s patent infringement allegations and the Company’s antitrust counterclaims. On June 28, 2022 the U.S. District Court for the District of New Jersey dismissed all claims and counterclaims pending in the case with prejudice, pursuant to a joint stipulation of dismissal filed by the parties.

Other product and patent related matters

Ranitidine recall and litigation

On October 1, 2019, the Company initiated a voluntary nationwide recall (at the retail level for over-the-counter products and at the consumer level for prescription products) of its ranitidine medications sold in the United States due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA. On November 1, 2019, the U.S. FDA issued a statement indicating that it had found levels of NDMA in ranitidine from its testing generally that were “similar to the levels you would expect to be exposed to if you ate common foods like grilled or smoked meats.” See https://www.fda.gov/news-events/press-announcements/statement-new-testing-results-including-low-levels-impurities-ranitidine-drugs. On April 1, 2020, the U.S. FDA issued a press release announcing that it was requesting manufacturers to withdraw all prescription and over-the-counter ranitidine drugs from the market immediately. See https://www.fda.gov/news-events/press-announcements/fda-requests-removal-all-ranitidine-products-zantac-market.

29

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Contingencies (continued)

Individual federal court personal injury lawsuits, as well as various class actions, were transferred to the In re Zantac (Ranitidine) Products Liability Litigation Multidistrict Litigation in the Southern District of Florida, MDL-2924 (“MDL-2924”). The Company and/or one or more of its U.S. subsidiaries have been named as a defendant in over 400 lawsuits in MDL-2924. A census registry established in MDL-2924 includes tens of thousands of claimants who did not file complaints but preserved claims against the many pharmaceutical manufacturer, distributor and retailer defendants in MDL-2924.The defendants exited all registry plaintiffs alleging non-designated cancers (i.e. types of cancers that are not being pursued by plaintiffs’ leadership in the MDL) and all registry plaintiffs alleging designated cancers who did not commit to filing a complaint in federal court. As a result, state court filings have commenced. MDL-2924 also involves a proposed nationwide consumer class action and a proposed nationwide class action for medical monitoring. A third-party payor class action was dismissed without prejudice and has been appealed by plaintiffs to the U.S. Court of Appeals for the Eleventh Circuit.

On December 31, 2020, the MDL-2924 Court ruled on multiple motions to dismiss in MDL-2924 and granted the generic manufacturers’ (the Company is a generic manufacturer) motion to dismiss based on federal preemption. The plaintiffs’ failure-to-warn and design defect claims against the Company were dismissed with prejudice, but the Court permitted plaintiffs to attempt to replead several claims/theories. Plaintiffs filed their amended complaints and the defendants, including the Company, filed motions to dismiss seeking dismissal of all claims against them on March 24, 2021. On July 8, 2021, the Court dismissed the proposed nationwide consumer class action and proposed nationwide class action for medical monitoring against the Company and other generic manufacturers with prejudice based on federal preemption. The MDL Court’s dismissal decisions have been piecemeal appealed by plaintiffs to the U.S. Court of Appeals for the Eleventh Circuit, resulting in three rounds of appeals. Oral argument on the first round of appeals occurred on April 5, 2022, but no decision has been published.

Several ranitidine-related actions are currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The State of New Mexico asserted claims of statutory and common law public nuisance and negligence against the Company. The Company joined in an effort to transfer the case from the Santa Fe County Court to MDL-2924, but the case was remanded by the MDL-2924 Court to the Santa Fe County Court. Plaintiff filed an amended complaint on April 16, 2021. The defendants’ motions to dismiss, including the Company’s federal preemption motion to dismiss, were denied. The case is currently in the discovery stage. Trial has been scheduled on or after September 15, 2025. In November 2020, the City of Baltimore filed a similar action against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The City of Baltimore asserts public nuisance and negligence claims against the Company. The City of Baltimore action also was transferred to MDL-2924 and subsequently was remanded to the Circuit Court of Maryland. The City of Baltimore filed an amended complaint, which the defendants moved to dismiss. The Company’s federal preemption motion to dismiss was granted in February 2022 and it is not currently a defendant in the case. In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health (“CFEH”) in the Superior Court of Alameda County, California. The plaintiff purports to bring the case on behalf of the people of California and alleges that the Company violated Proposition 65, a California law requiring manufacturers to disclose the presence of carcinogens in consumer products. The Company and other defendants filed demurrers (motions to dismiss) in the case, and on May 7, 2021 the Court granted the generic manufacturer defendants’ demurrers without leave to amend the pleadings. CFEH appealed that decision and appellate briefing is on-going.

As mentioned, a large number of claimants were exited from the MDL census registry by the defendants. As a result, more than 35 state court cases involving a total of more than 350 plaintiffs have been filed against the Company in California, Illinois, New York, and Pennsylvania state courts. More state court filings could follow. The California cases were filed in Alameda County. The Illinois cases have been filed in Madison, St. Clair and Cook Counties. The Pennsylvania cases were filed in Philadelphia County. The New York cases were filed in New York and Suffolk Counties. Generally, they allege, among other things, failure to warn, design defect and negligence.

30

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Contingencies (continued)

The defendants have moved, or intend to move, to dismiss these cases. A case in St.Clain County, Illinois, involving three plaintiffs, only one of whom alleges generic ranitidine use, has been set for trial in November 2023 but the court has not yet ruled on the Company’s motion to dismiss. Consolidated proceedings have been established for Zantac/ranitidine cases in California, Philadelphia, and Cook County, with the potential for additional consolidation proceedings elsewhere.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these interim financial statements of the Company.

Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous fiscal year. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the six months ended September 30, 2022. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

Other matters

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada

On June 3, 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company’s U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate Section 36 of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from January 1, 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney’s fees and costs of investigation and prosecution. An Amended Statement of Claim was served on the Company’s U.S. and Canadian subsidiaries on January 15, 2021 and added an additional 20 generic drug companies. The Amended Statement of Claim also removed the identification of defendant companies with conspiracy allegations regarding specific generic drugs and alleges a conspiracy to allocate the North America Market as to all generic drugs in Canada. A Second Fresh as Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on August 24, 2022 and adds an additional 10 drug companies. The Fresh as Amended Statement of Claim reinstituted the identification of defendant companies with conspiracy allegations regarding specific generic drugs.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these interim financial statements.

31

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Contingencies (continued)

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about November 10, 2014, Dr. Reddy’s Laboratories, Inc., one of the Company’s subsidiaries in the United States, received a Civil Investigative Demand (“CID”) from the Office of the Attorney General, State of Texas (the “Texas AG”) requesting certain information, documents and data regarding sales and price reporting practices in the U.S. marketplace for certain products (the “Covered Conduct”) for the time-period between January 1, 1995 and the date of the CID. On or about June 23, 2021, the Texas AG contacted the Company’s counsel to request additional information related to the Texas AG’s investigation and the Covered Conduct for the time-period of October 1, 2003 through February 29, 2012. The Company has continued to cooperate and respond to the Texas AG’s requests for information related to the Covered Conduct.

As on March 31, 2022, the Company based on its best estimate, was carrying a provision of Rs.983 in this regard.

On June 1, 2022, Dr. Reddy’s Laboratories, Inc. entered into a Settlement Agreement and Release with the Texas AG and the Texas Health & Human Services Commission related to the Covered Conduct. Pursuant to the Settlement Agreement and Release, on July 6, 2022, Dr. Reddy’s Laboratories, Inc. paid the total sum of U.S.$12.9 to the State of Texas as a full and final settlement of any claims being investigated by the State of Texas in relation to the Covered Conduct. Neither Dr. Reddy’s Laboratories, Inc. nor the Company admitted to any facts or liability in connection with this settlement. The settlement was a compromise and settlement on disputed issues of fact and law.

23.	Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, had approved the amalgamation of Dr. Reddy’s Holdings Limited (“DRHL”), an entity held by the Promoter Group, which holds 24.83% of Dr. Reddy’s Laboratories Limited (the “Company”) into the Company (the “Scheme”). This Scheme is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal (“NCLT”) and other relevant regulators as per the provisions of Section 230 to 232 and any other applicable provisions of the Companies Act, 2013.

The Scheme will lead to simplification of the shareholding structure and reduction of shareholding tiers. The Promoter Group cumulatively would continue to hold the same number of shares in the Company, pre and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoters.

During the fiscal year ended March 31, 2020, the Scheme was approved by the board of directors, members and unsecured creditors of the Company. The no-observation letters from the BSE Limited and National Stock Exchange of India Limited were received on the basis of no comments received from Securities and Exchange Board of India (“SEBI”). The petition for approval of the said Scheme was filed with the Hon’ble NCLT, Hyderabad Bench.

The aforementioned Scheme was approved by the NCLT, Hyderabad Bench vide its Order dated April 5, 2022. Subsequently, the Company filed the NCLT order, with the Ministry of Company Affairs on April 8, 2022 (‘Effective Date’). Pursuant to the Scheme of Amalgamation and Arrangement as approved by the NCLT, an aggregate of 41,325,300 equity shares, face value of Rs.5 each held by DRHL in the share capital of the Company have been cancelled and an equivalent 41,325,300 number of equity shares, face value of Rs.5 each were allotted to the shareholders of DRHL. There is no change in the total equity shareholding (Promoter/Public Shareholding) of the Company, on account of the allotment/cancellation of equity shares pursuant to the approved Scheme.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

32

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Business Combination

Acquisition of Nimbus Health, GmbH

On February 3, 2022, the Company entered into an agreement with Nimbus Health, GmbH (“Nimbus Health”) to acquire 100% of the share capital of Nimbus Health along with the existing employees.

The Company completed the acquisition effective as of February 24, 2022.

The consideration involved an upfront payment of Rs.337, and additional performance and milestone-based earn-outs over the next four years pursuant to fulfillment of certain conditions.

Nimbus Health is a licensed pharmaceutical wholesaler in Germany focusing on medical cannabis-based products. The acquisition will allow the Company to build on Nimbus Health strengths and introduce medical cannabis-based medicines as a promising treatment option for patients.

The Company has accounted for the transaction under IFRS 3, “Business Combinations”.

During the three months ended June 30, 2022, the Company completed the purchase price allocation. There is no change in the fair values of assets and liabilities which was included on a provisional basis as of March 31, 2022.

Tabulated below are the fair values of the assets acquired, including goodwill, and liabilities assumed on the acquisition date:

Particulars	Amount
Cash	Rs.	337
Payment through Escrow account		84
Total consideration	Rs.	421
Assets acquired
Goodwill	Rs.	260
Property, plant and equipment		2
Other intangible assets		106
Inventories		144
Trade receivables		45
Cash and cash equivalents		11
Other assets		2
Deferred tax asset		2
Liabilities assumed
Trade payables		(141)
Other liabilities		(10)
Total net assets	Rs.	421

The total goodwill of Rs.260 consists largely of the synergies and economies of scale expected from the acquired business, together with the value of the workforce acquired. This goodwill has been assigned to the Company’s Global Generics segment.

The amount of revenue and loss pertaining to the acquired business was not material for the six months ended September 30, 2022.

33

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

25.	Impact of COVID-19 and military conflict between Russia and Ukraine

Impact of COVID-19

The Company considered the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, inventories, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these interim financial statements. The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amounts of receivables, inventories, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

Impact of military conflict between Russia and Ukraine

The Company considered the uncertainty relating to the military conflict between Russia and Ukraine in assessing the recoverability of receivables, inventories, goodwill, intangible assets, investments and other assets. The outcome of the war is difficult to predict, and it could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of the war including adherence of global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of approval of these interim financial statements.

The Company’s supply chain has been impacted primarily in Russia and Ukraine, both in terms of higher freight costs and increase in the lead time by suppliers. However, the Company has been able to service its customers without any significant shortages or disruptions. The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amounts of receivables, inventories, goodwill, intangible assets, investments and other assets. Accordingly, during the six months ended September 30, 2022, the impact of this conflict on the Company’s operations, cash flows and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

26.	The Code on Social Security, 2020

The Ministry of Labour and Employment in India introduced 4 bills to consolidate 29 central laws regulating: (i) wages, (ii) industrial relations, (iii) social security, and (iv) occupational safety, health and working conditions. The Government of India replaced these bills with new ones on September 19, 2020.

India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

27.	Update on the Inspection of facilities from the U.S. FDA

Month and year	Unit	Details of observations
July 2022	Formulations manufacturing facility (FTO XI) at Srikakulam, India	Two observations were noted in the U.S. FDA inspection. The Company has responded to the observations in July 2022. In August 2022, an Establishment Inspection Report (“EIR”) was issued by the U.S. FDA indicating the closure of audit.

28.	Subsequent events

None

34

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related notes and the “Operating and Financial Review and Prospects” section included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2022, and the interim financial statements included in our report on Form 6-K for the three months ended June 30, 2022, all of which are on file with the SEC, as well as the unaudited condensed consolidated interim financial statements and related notes contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements which reflect management’s analysis and assumptions only as of the date hereof. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise.

Section A:

Three months ended September 30, 2022 compared to the three months ended September 30, 2021

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended September 30,
	2022			2021
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	63,057	100.0%	Rs.	57,632	100.0%	9%
Gross profit		37,247	59.1%		30,786	53.4%	21%
Selling, general and administrative expenses		16,560	26.3%		15,951	27.7%	4%
Research and development expenses		4,869	7.7%		4,463	7.7%	9%
Impairment of non-current assets		25	0.0%		-	0.0%	-
Other income, net		(334)	(0.5%)		(1,743)	(3.0%)	(81%)
Results from operating activities		16,127	25.6%		12,115	21.0%	33%
Finance (expense)/income, net		(156)	(0.2%)		319	0.6%	(149%)
Share of profit of equity accounted investees, net of tax		140	0.2%		247	0.4%	(43%)
Profit before tax		16,111	25.5%		12,681	22.0%	27%
Tax expense		4,983	7.9%		2,761	4.8%	80%
Profit for the period	Rs.	11,128	17.6%	Rs.	9,920	17.2%	12%

Revenues

Our overall consolidated revenues were Rs.63,057 million for the three months ended September 30, 2022, an increase of 9% as compared to Rs.57,632 million for the three months ended September 30, 2021.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended September 30,
	2022			2021
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	55,946	89%	Rs.	47,431	82%	18%
Pharmaceutical Services and Active Ingredients (PSAI)		6,434	10%		8,372	15%	(23%)
Others		677	1%		1,829	3%	(63%)
Total	Rs.	63,057	100%	Rs.	57,632	100%	9%

35

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.55,946 million for the three months ended September 30, 2022, an increase of 18% as compared to Rs.47,431 million for the three months ended September 30, 2021. The revenue increase was in three of the four business geographies of this segment: North America (the United States and Canada), Europe and India. Such increase was partly offset by revenue decline in our revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia).

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 30% resulting from new products launched during the period; and

•	the foregoing was partially offset by:

o	a decrease of approximately 6% resulting from the net impact of changes in sales prices of the products in this segment; and

o	a decrease of approximately 6% resulting from a net decrease in the sales volumes of existing products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.28,001 million for the three months ended September 30, 2022, an increase of 48% as compared to Rs.18,909 million for the three months ended September 30, 2021. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 38% in the three months ended September 30, 2022 as compared to the three months ended September 30, 2021.

This increase in revenues was largely attributable to new product launches between October 1, 2021 and September 30, 2022 (such as lenalidomide capsules, sorafenib tablets, valsartan tablets, and posacanazole tablets) and was partially offset by price erosion in certain of our existing products.

During the three months ended September 30, 2022, we launched seven new products in North America (the United States and Canada). We launched six new products in the United States, which are lenalidomide capsules, fesoterodine fumarate tablets, bortezomib inj 3.5mg, neostigmine PFS, potassium chloride UD and fexofenadine HCl + pseudoephedrine HCl ER tablets. We also launched one product in Canada, which is oxaliplatin inj.

During the three months ended September 30, 2022, we made one new ANDA filing with the U.S. FDA. As of September 30, 2022, we had 81 filings pending approval with the U.S. FDA, which includes 78 ANDAs and three NDAs filed under section 505(b)(2). Out of these 81 ANDA filings, 42 are Paragraph IV filings and we believe we are the first to file with respect to 22 of these filings.

Europe: Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom, Italy, France and Spain. Such revenues were Rs.4,199 million for the three months ended September 30, 2022, an increase of 2% as compared to Rs.4,135 million for the three months ended September 30, 2021. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the increase in the sales volumes of our existing products and new products launched between October 1, 2021 and September 30, 2022, partly offset by a decrease in prices of our existing products.

India: Our Global Generics segment’s revenues from India for the three months ended September 30, 2022 were Rs.11,500 million, an increase of 1% as compared to Rs.11,402 million for the three months ended September 30, 2021. This increase was attributable to revenues from new products launched between October 1, 2021 and September 30, 2022 and sales prices of our existing products, partly offset by a decrease in sales volumes. During the three months ended September 30, 2022, we launched two new brands in India.

According to IQVIA in its report for the three months ended September 30, 2022, our secondary sales in India grew by 4.4% during such period, as compared to the India pharmaceutical market’s growth of 8.2%.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia) for the three months ended September 30, 2022 were Rs.12,246 million, a decrease of 6% as compared to Rs.12,985 million for the three months ended September 30, 2021.

36

Russia: Our Global Generics segment’s revenues from Russia for the three months ended September 30, 2022 were Rs.5,949 million, an increase of 4% as compared to Rs.5,742 million for the three months ended September 30, 2021. In Russian rouble currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues decreased by 2%. The increase in revenues in rupee terms was primarily on account of an increase in sales prices, contribution from new products launched between October 1, 2021 and September 30, 2022 and favourable forex movements, partly offset by decrease in sales volumes of our existing products. Our over-the-counter (“OTC”) division’s revenues from Russia for the three months ended September 30, 2022 were 51% of our total revenues from Russia.

According to IQVIA, as per its report for the three months ended August 31, 2022, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth was as follows:

	For the three months ended August 31, 2022
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	8.6%	(4.9)%	4.4%	(4.8)%
Over-the-counter (OTC)	11.2%	(0.9)%	9.9%	(8.2)%
Total (Rx + OTC)	9.9%	(3.0)%	8.7%	(6.4)%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.2,158 million for the three months ended September 30, 2022, a decrease of 1% as compared to Rs.2,174 million for the three months ended September 30, 2021. This decrease was largely attributable to a decrease in sales volumes of certain of our existing products and adverse forex fluctuations, partly offset by an increase in the sales prices and revenues from new products launched between October 1, 2021 and September 30, 2022.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.4,139 million for the three months ended September 30, 2022, a decrease of 18% as compared to Rs.5,070 million for the three months ended September 30, 2021. This decrease was largely attributable to a decrease in the sales volumes and prices of our existing products, partly offset by revenues from new products launched between October 1, 2021 and September 30, 2022.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended September 30, 2022 were Rs.6,434 million, a decrease of 23% as compared to Rs.8,372 million for the three months ended September 30, 2021. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this decrease was attributable to a decrease in sales volumes and prices of our existing products, partially offset by new product sales.

Gross Profit

Our total gross profit was Rs.37,247 million for the three months ended September 30, 2022, representing 59.1% of our revenues for that period, as compared to Rs.30,786 million for the three months ended September 30, 2021, representing 53.4% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended September 30,
	2022			2021
	Gross Profit (Rs. in millions)		% of Segment Revenue	Gross Profit (Rs. in millions)		% of Segment Revenue
Global Generics	Rs.	36,567	65.4%	Rs.	26,990	56.9%
PSAI		233	3.6%		2,166	25.9%
Others		447	66.0%		1,630	89.1%
Total	Rs.	37,247	59.1%	Rs.	30,786	53.4%

37

The gross profit margin from our Global Generics segment increased to 65.4% of this segment’s revenues for the three months ended September 30, 2022, from 56.9% for the three months ended September 30, 2021. This increase was on account of new product sales with higher gross margins, accrual of manufacturing incentives and changes in product mix. This increase was partially offset by price erosion in certain of our products, primarily in the United States and Europe.

The gross profit margin from our PSAI segment decreased to 3.6% of this segment’s revenues for the three months ended September 30, 2022, from 25.9% for the three months ended September 30, 2021. This decrease was primarily on account of certain inventory provisions and higher percentage of manufacturing overhead costs on lower sales base.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.16,560 million for the three months ended September 30, 2022, an increase of 4% as compared to Rs.15,951 million for the three months ended September 30, 2021. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	a 2% increase due to higher selling and advertisement expenses;

•	a 6% increase due to higher personnel costs, primarily on account of annual raises;

•	a 5% increase due to higher spending on other costs, including freight outward expenses and travel expenses; and

•	the foregoing was partly offset by:

o	a 4% decrease due to lower royalty fees;

o	a 4% decrease due to lower legal and professional expenses;

As a proportion of our total revenues, our selling, general and administrative expenses decreased to 26.3% for the three months ended September 30, 2022 from 27.7% for the three months ended September 30, 2021.

Impairment of non-current assets

Our impairment of non-current assets charge were Rs. 25 million for the three months ended September 30, 2022 as compared to a charge of Rs. Nil for the three months September 30, 2021 majorly due to impairment of additions made to property, plant and equipment during the three months ended September 30, 2022.

Research and development expenses

Our research and development expenses were Rs.4,869 million for the three months ended September 30, 2022, an increase of 9% as compared to Rs.4,463 million for the three months ended September 30, 2021. This increase was primarily on account of higher developmental expenditures on certain projects for our biosimilars, generics and NCE pipeline,

As a proportion of our total revenues, our research and development expenses was at 7.7% for the three months ended September 30, 2022, and is in line with that for the three months ended September 30, 2021.

Other income, net

Our net other income was Rs.334 million for the three months ended September 30, 2022, as compared to net other income of Rs.1,743 million for the three months ended September 30, 2021. The other income was higher for the three months ended September 30, 2021 primarily on account of recognition of income of Rs.1,064 million towards the sale of all of our rights relating to our anti-cancer agent E7777 (denileukin diftitox) to Citius Pharmaceuticals, Inc.

38

Finance income, net

Our net finance expense was Rs.156 million for the three months ended September 30, 2022, as compared to net finance income of Rs.319 million for the three months ended September 30, 2021. This increase in net finance expense was due to the following:

•	profit on sale of investments, and unrealized gains on investments recorded at fair value through profit and loss, of Rs.32 million for the three months ended September 30, 2022, as compared to Rs.91 million for the three months ended September 30, 2021;

•	net interest expense of Rs.93 million for the three months ended September 30, 2022, as compared to net interest income of Rs.3 million for the three months ended September 30, 2021; and

•	net foreign exchange loss of Rs.95 million for the three months ended September 30, 2022, as compared to net foreign exchange gain of Rs. 225 million for the three months ended September 30, 2021.

Profit before tax

As a result of the above, our profit before tax was Rs.16,111 million for the three months ended September 30, 2022, as compared to Rs.12,681 million for the three months ended September 30, 2021.

Tax expense

Our consolidated weighted average tax rate was 30.9% for the three months ended September 30, 2022, as compared to 21.8% for the three months ended September 30, 2021.

Our effective rate of tax for the three months ended September 30, 2021 was lower primarily on account of recognition of previously unrecognized deferred tax asset on operating tax losses.

Our tax expense was Rs.4,983 million for the three months ended September 30, 2022 as compared to Rs.2,761 million for the three months ended September 30, 2021.

Profit for the period

As a result of the above, our net profit was Rs.11,128 million for the three months ended September 30, 2022, representing 17.6% of our total revenues for such period, as compared to Rs.9,920 million for the three months ended September 30, 2021, representing 17.2% of our total revenues for such period.

39

Section B:

Six months ended September 30, 2022 compared to the six months ended September 30, 2021

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the six months ended September 30,
	2022			2021
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	1,15,211	100.0%	Rs.	106,826	100.0%	8%
Gross profit		63,253	54.9%		56,485	52.9%	12%
Selling, general and administrative expenses		32,053	27.8%		30,996	29.0%	3%
Research and development expenses		9,194	8.0%		8,997	8.4%	2%
Impairment of non-current assets		25	0.0%		-	0.0%	-
Other income, net		(6,358)	(5.5%)		(2,230)	(2.1)%	185%
Results from operating activities		28,339	24.6%		18,722	17.5%	51%
Finance income, net		2,193	1.9%		971	0.9%	126%
Share of profit of equity accounted investees, net of tax		234	0.2%		413	0.4%	(43%)
Profit before tax		30,766	26.7%		20,106	18.8%	53%
Tax expense		7,762	6.7%		4,478	4.2%	73%
Profit for the period	Rs.	23,004	20.0%	Rs.	15,628	14.6%	47%

Revenues

Our overall consolidated revenues were Rs.115,211 million for the six months ended September 30, 2022, an increase of 8% as compared to Rs.106,826 million for the six months ended September 30, 2021.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the six months ended September 30,
	2022			2021
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	100,270	87%	Rs.	88,544	83%	13%
PSAI		13,524	12%		15,912	15%	(15%)
Others		1,417	1%		2,370	2%	(40%)
Total	Rs.	115,211	100%	Rs.	106,826	100%	8%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.100,270 million for the six months ended September 30, 2022, an increase of 13% as compared to Rs.88,544 million for the six months ended September 30, 2021. The revenue increase was in three of the four business geographies of this segment: North America (the United States and Canada), Europe and India, partly offset by revenue decline in “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia).

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 21% resulting from new products launched during the period; and

•	the foregoing was partially offset by a decrease of approximately 9% resulting from the net impact of changes in sales prices of the products in this segment;
40

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.45,816 million for the six months ended September 30, 2022, an increase of 26% as compared to Rs.36,299 million for the six months ended September 30, 2021. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 19% in the six months ended September 30, 2022 as compared to the six months ended September 30, 2021.

During the six months ended September 30, 2022, we launched 14 new products in North America (the United States and Canada). We launched 12 new products in the United States, which are ketorolac, OTC nicotine lozenges original, methylprednisolone sodium succinate, pemetrexed injection, posaconazole tablet, sorafenib, lenalidomide capsules, fesoterodine fumarate tablets, bortezomib inj 3.5mg, neostigmine PFS, potassium chloride UD and fexofenadine HCl + pseudoephedrine HCl ER tablets. We also launched two new products in Canada, which are Pemetrexed and Oxaliplatin.

Europe: Our Global Generics segment’s revenues from Europe were Rs.8,341 million for the six months ended September 30, 2022, an increase of 3% as compared to Rs.8,129 million for the six months ended September 30, 2021. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, this increase was largely attributable to the new products launched and an increase in the sales volumes of our existing products, partly offset by a decrease in prices of our existing products.

India: Our Global Generics segment’s revenues from India were Rs.24,839 million for the six months ended September 30, 2022, an increase of 13% as compared to Rs.22,002 million for the six months ended September 30, 2021. During the six months ended September 30, 2022, we launched seven new brands in India.

According to IQVIA in its Moving Annual Total report for the twelve months ended September 30, 2022, our secondary sales in India grew by 3.5% during such period, as compared to the India pharmaceutical market’s growth of 6.6%.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries which we refer to as our “Rest of the World” markets, primarily South Africa, China, Brazil and Australia) for the six months ended September 30, 2022 were Rs.21,274 million, a decrease of 4% as compared to Rs.22,114 million for the six months ended September 30, 2021.

Russia: Our Global Generics segment’s revenues from Russia for the six months ended September 30, 2022 were Rs.9,161 million, a decrease of 1% as compared to Rs.9,269 million for the six months ended September 30, 2021. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues decreased by 7%. Our OTC division’s revenues from Russia for the six months ended September 30, 2022 were 50% of our total revenues from Russia.

According to IQVIA, as per its report for the five months ended August 31, 2022, our sales value growth (in Russian roubles) and volume growth from Russia, as compared to the Russian pharmaceutical market, was as follows:

	For the five months ended August 31, 2022
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	3.5%	(8.5)%	6.2%	(4.5)%
Over-the-counter (OTC)	12.6%	0.7%	9.3%	(8.6)%
Total (Rx + OTC)	7.9%	(4.0)%	6.7%	(6.4)%

Other Countries of former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.4,076 million for the six months ended September 30, 2022, an increase of 13% as compared to Rs.3,612 million for the six months ended September 30, 2021.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.8,037 million for the six months ended September 30, 2022, a decrease of 13% as compared to Rs.9,233 million for the six months ended September 30, 2021.

41

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the six months ended September 30, 2022 were Rs.13,524 million, a decrease of 15% as compared to Rs.15,912 million for the six months ended September 30, 2021. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this decrease was largely attributable to a decrease in sales volumes and prices of our existing products, partially offset by the contribution from new products launched.

Gross Profit

Our total gross profit was Rs.63,253 million for the six months ended September 30, 2022, representing 54.9% of our revenues for that period, as compared to Rs.56,485 million for the six months ended September 30, 2021, representing 52.9% of our revenues for that period.

	For the six months ended September 30,
	2022			2021
	Gross Profit (Rs. in millions)		% of Segment Revenue	Gross Profit (Rs. in millions)		% of Segment Revenue
Global Generics	Rs.	60,966	60.8%	Rs.	50,709	57.3%
Pharmaceutical Services and Active Ingredients (PSAI)		1,343	9.9%		3,796	23.9%
Others		944	66.6%		1,980	83.5%
Total	Rs.	63,253	54.9%	Rs.	56,485	52.9%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profit margin from our Global Generics segment increased to 60.8% of this segment’s revenues for the six months ended September 30, 2022, from 57.3% for the six months ended September 30, 2021. This increase was on account of increase in the proportion of certain new product sales with higher gross margins, higher manufacturing incentives and changes in our product mix. This increase was partially offset by price erosion in certain of our products, primarily in our generic markets.

The gross profit margin from our PSAI segment decreased to 9.9% of this segment’s revenues for the six months ended September 30, 2022, from 23.9% for the six months ended September 30, 2021. This decrease was primarily on account of certain inventory provisions and higher percentage of manufacturing overhead costs on lower sales base.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.32,053 million for the six months ended September 30, 2022, an increase of 3% as compared to Rs.30,996 million for the six months ended September 30, 2021. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	a 5% increase due to higher personnel costs, primarily on account of annual raises;

•	a 2% increase due to higher selling and advertisement expenses;

•	a 4% increase in other costs; and the foregoing was partially offset by

•	a 4% decrease due to lower royalty fees

•	a 3% decrease due to lower legal and professional expenses;

As a proportion of our total revenues, our selling, general and administrative expenses were 27.8% for the six months ended September 30, 2022, as compared to 29.0% for the six months ended September 30, 2021.

Impairment of non-current assets

Our impairment of non-current assets expense charge were Rs.25 million for the six months ended September 30, 2022 as compared to a charge of Rs. Nil for the six months September 30, 2021 majorly due to impairment of additions made to property, plant and equipment during the six months ended September 30, 2022.

42

Research and development expenses

Our research and development costs were Rs.9,194 million for the six months ended September 30, 2022, an increase of 2% as compared to Rs.8,997 million for the six months ended September 30, 2021. This increase was primarily on account of higher developmental expenditure on certain projects for our biosimilars, generics and NCE pipeline.

Other income, net

Our net other income was Rs.6,358 million for the six months ended September 30, 2022, as compared to net other income of Rs.2,230 million for the six months ended September 30, 2021. The other income was higher primarily on account of recognition of income of Rs. 5,638 million (U.S.$ 71.39 million discounted to present value) from settlement agreement, with Indivior Inc. and Indivior UK Limited, and Aquestive Therapeutics, Inc., resolving all claims between the parties relating to the generic buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages.

Finance income, net

Our net finance income was Rs.2,193 million for the six months ended September 30, 2022, as compared to Rs.971 million for the six months ended September 30, 2021. This increase in net finance income was due to the following:

•	profit on sale of investments, and unrealized gains on investments recorded at fair value through profit and loss, of Rs.78 million for the six months ended September 30, 2022, as compared to Rs.217 million for the six months ended September 30, 2021;

•	net interest expense of Rs.223 million for the six months ended September 30, 2022, as compared to net interest income of Rs.19 million for the six months ended September 30, 2021; and

•	net foreign exchange gain of Rs.2,338 million for the six months ended September 30, 2022, as compared to net foreign exchange gain of Rs.735 million for the six months ended September 30, 2021.

Profit before tax

As a result of the above, our profit before tax was Rs.30,766 million for the six months ended September 30, 2022, an increase of 53% as compared to Rs.20,106 million for the six months ended September 30, 2021.

Tax expense

Our consolidated weighted average tax rate was 25.2% for the six months ended September 30, 2022, as compared to 22.3% for the six months ended September 30, 2021.

Our tax expense was Rs.7,762 million for the six months ended September 30, 2022 as compared to Rs.4,478 million for the six months ended September 30, 2021.

Our effective rates of tax for the six months ended September 30, 2022 were higher primarily on account of changes in our jurisdictional mix of earnings.

Profit for the period

As a result of the above, our net profit was Rs.23,004 million for the six months ended September 30, 2022, representing 20.0% of our total revenues for such period, as compared to Rs.15,628 million for the six months ended September 30, 2021, representing 14.6% of our total revenues for such period.

43

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding lease obligations) outstanding as of September 30, 2022:

	Amount (Rs. in millions)		Currency(1)	Interest Rate(2)
Pre-shipment credit	Rs.	3,000	INR	3 Months T-bill + 20 bps
Other working capital borrowings		7,770	RUB	Key rate+230 bps to 485 bps
			MXN	TIIE + 1.15%
			BRL	CDI + 1.79%
Long-term Non-convertible debentures		3,800	INR	6.77%

(1)	“INR” means Indian rupees, “RUB” means Russian roubles, “MXN” means Mexican pesos, and “BRL” means Brazilian reals.

(2)	“TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “T-bill” means the India Treasury bill interest rate, “CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário), and “Key rate” means the key interest rate published by the Central Bank of Russia.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the six months ended September 30,
	2022		2021
	(Rs. in millions)
Net cash (used in)/from:
Operating activities	Rs.	15,936	Rs.	1,658
Investing activities		810		(1,638)
Financing activities		(23,146)		(4,951)
Net decrease in cash and cash equivalents	Rs.	(6,400)	Rs.	(4,931)

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.62,820 million available in credit under revolving credit facilities with banks as of September 30, 2022.

44

Cash Flows from Operating Activities

The result of operating activities was a net cash inflow of Rs.15,936 million for the six months ended September 30, 2022, as compared to a cash inflow of Rs. 1,658 million for the six months ended September 30, 2021.

The increase in net cash inflow of Rs.14,278 million was primarily due to an increase in our working capital requirements.

Our average days’ sales outstanding (“DSO”) as of September 30, 2022, March 31, 2022 and September 30, 2021 were 108 days, 108 days and 108 days, respectively.

Cash Flows used in Investing Activities

Our investing activities resulted in net cash inflows of Rs.810 million for the six months ended September 30, 2022 as compared to net cash outflow of Rs. 1,638 million for the six months ended September 30, 2021, respectively. The increase in net cash inflow was primarily on account of the following:

•	net proceeds from sale of other investments of Rs.12,387 million for the six months ended September 30, 2022, as compared to net proceeds from sales of other investments of Rs. 5,399 million for the six months ended September 30, 2021; and

•	the acquisition of property, plant and equipment, and other intangible assets, net of dispositions, of Rs.11,971 million for the six months ended September 30, 2022, as compared to Rs. 7,448 million for the six months ended September 30, 2021.

Cash Flows from Financing Activities

Our financing activities resulted in net cash outflows of Rs. 23,146 million and Rs. 4,951 million for the six months ended September 30, 2022 and 2021, respectively. The increase in net cash outflow was primarily on account of the following:

•	net repayment of short-term borrowings of Rs.16,862 million for the six months ended September 30, 2022, as compared to net repayment from short-term borrowings of Rs.62 million for the six months ended September 30, 2021;

•	payments of dividends of Rs.4,979 million for the six months ended September 30, 2022, as compared to payments of dividends of Rs.4,146 million for the six months ended September 30,2021;

•	interest payments of Rs. 872 million for the six months ended September 30, 2022, as compared to interest payments of Rs. 616 million for the six months ended September 30, 2021; and

•	payments of the principal portion of lease liabilities of Rs.499 million for the six months ended September 30, 2022, as compared to payments of the principal portion of lease liabilities of Rs.408 million for the six months ended September 30, 2021.

45

ITEM 4. OTHER MATTERS

None

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Review report of Independent Registered Public Accounting Firm

46

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: October 28, 2022	By:	/s/ Kumar Randhir Singh
		Name:	Kumar Randhir Singh
		Title:	Company Secretary

47

Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Dr. Reddy’s Laboratories Limited

Results of Review of Interim Financial Statements

We have reviewed the accompanying condensed consolidated interim statement of financial position of Dr. Reddy’s Laboratories Limited and subsidiaries (the Company) as of September 30, 2022, and the related condensed consolidated interim income statements and statements of comprehensive income for the three and six month periods ended September 30, 2022 and 2021 and the condensed consolidated interim statements of, changes in equity and cash flows for the six -month periods ended September 30, 2022 and 2021, and the related notes (collectively referred to as the “condensed consolidated interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for them to be in conformity with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of the Company as of March 31, 2022, the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the year then ended, and the related notes and schedules (not presented herein); and in our report dated June 27, 2022, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of March 31, 2022, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ Ernst & Young Associates LLP

Hyderabad, India

October 28, 2022